EXHIBIT 21.1

SUBSIDIARIES OF INSURANCE AUTO AUCTIONS, INC.

The following is a list of subsidiaries of Insurance Auto Auctions, Inc. (an Illinois corporation).

Name	State or Country of Incorporation or Organization
Insurance Auto Auctions Corp.	Delaware
IAA Services, Inc.	Illinois
IAA Acquisition Corp.	Delaware